Filed Pursuant to Rule 433
                                                          File No. 333-130390-05

November 20, 2007

UPDATE No. 3 to the CMBS New Issue Term Sheet Free Writing Prospectus dated November 7, 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated November 7, 2007 (the "November 7 FWP").

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the November 7 FWP.

Deutsche Mortgage & Asset Receiving Corporation, CD 2007-CD5 Commercial Mortgage Pass-Through Certificates

STRUCTURE UPDATE

The Deutsche Mortgage Asset & Receiving Corporation, CD 2007-CD5 Commercial Mortgage Pass-Through Certificates will no longer include three classes of interest-only certificates, the Class XP, Class XS and Class XW Certificates, and will instead include two classes of interest-only certificates, the Class XP Certificates and the Class XS Certificates.

Only the Class XP Certificates will be registered with the Securities and Exchange Commission and publicly offered pursuant to the Prospectus Supplement. The Class XS Certificates will be exempt from the registration requirements of the Securities Act of 1933 and privately offered.

The Class XP Certificates will be issued in book-entry form in minimum denominations of $1,000,000, and in multiples of $1 in excess thereof.

Weighted Average Life Yield Sensitivity of the Class XP Certificates

The yield to maturity of the Class XP Certificates will be especially sensitive to the prepayment, repurchase, default and loss experience on the Mortgage Loans, which prepayment, repurchase, default and loss experience may fluctuate significantly from time to time. A rapid rate of principal payments will have a material negative effect on the yield to maturity of the Class XP Certificates.

There can be no assurance that the Mortgage Loans will prepay at any particular rate. Prospective investors in the Class XP Certificates should fully consider the associated risks, including the risk that such investors may not fully recover their initial investment.

Certain Federal Income Tax Considerations

It is anticipated that the Class XP Certificates will be treated as having been issued with original issue discount for federal income tax purposes in an amount equal to the excess of all expected distributions of interest on the Class XP Certificates (based on the Prepayment Assumption) over their issue price (including accrued interest). Accruing income in such a manner could result in the accrual of negative amounts for certain periods in the event of faster than anticipated prepayments. Such negative amounts cannot be deducted currently but may only be offset against future accruals of income on the Class XP Certificates. However, although unclear, a holder of a Class XP Certificate may be entitled to deduct a loss to the extent that its remaining tax basis exceeds the maximum amount of future payments to which such Certificateholder would be entitled if there were no further prepayments on the Mortgage Loans. Investors in the Class XP Certificates should consult their tax advisors as to the manner in which income should be accrued on the Class XP Certificates and the timing and character of any loss that could result from an investment in the Class XP Certificates. See Certain Federal Income Tax Consequences?Federal Income Tax Consequences for REMIC Certificates" and?Taxation of Regular Certificates?Original Issue Discount" in the Prospectus.

Ratings

A security rating does not represent any assessment of the yield to maturity that investors may experience or the possibility that the holders of the Class XP Certificates might not fully recover their initial investment in the event of delinquencies or rapid prepayments of the Mortgage Loans (including both voluntary and involuntary prepayments). As described herein, the amounts payable with respect to the Class XP Certificates consist only of interest. If the entire pool were to prepay in the initial month, with the result that the Holders of Class XP Certificates receive only a single month's interest and thus suffer a nearly complete loss of their investment, all amounts "due" to such holders will nevertheless have been paid, and such result is consistent with the rating received on the Class XP Certificates. Accordingly, the ratings of the Class XP Certificates should be evaluated independently from similar ratings on other types of securities. The ratings do not address the fact that the Pass-Through Rates of any of the Offered Certificates, to the extent that they are based on the Weighted Average Net Mortgage Pass-Through Rate, may be affected by changes thereon.

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The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-130390) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or you e-mail a request to brian.trotta@db.com. The securities may not be suitable for all investors. Deutsche Bank Securities Inc. and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE: THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.